UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

Harris Teeter Supermarkets, Inc. Retirement and Savings Plan

701 Crestdale Road

Matthews, North Carolina 28105

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013 and for the year ended December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Harris Teeter Supermarkets, Inc.

Retirement and Savings Plan and the Retirement Plan

Committee of Harris Teeter Supermarkets, Inc.

Matthews, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 16, 2015

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013

ASSETS
Investments, at fair value:
Mutual funds	$557,397,204	$397,621,138
Common collective trust funds	75,613,734	73,955,295
Common Stock	2,603,471	134,753,488
	635,614,409	606,329,921
Receivables:
Participant contributions	642,108	902,443
Employer contributions	14,673,052	14,327,824
Notes receivable from participants	30,641,718	27,856,278
	45,956,878	43,086,545
Total Assets	681,571,287	649,416,466

LIABILITIES
Administrative expenses payable	15,250	71,235
NET ASSETS, at fair value	681,556,037	649,345,231

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(696,881)	(688,545)
NET ASSETS AVAILABLE FOR BENEFITS	$680,859,156	$648,656,686

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2014

Investment income:
Dividends	$23,467,775
Net appreciation in fair value of investments	16,128,035
39,595,810

Interest income on notes receivable from participants	1,269,206

Contributions:
Participant	32,731,635
Employer	22,901,545
55,633,180

Total Additions	96,498,196

Deductions:
Benefits paid to participants	63,703,690
Administrative expenses	592,036
Total Deductions	64,295,726

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	32,202,470

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	648,656,686

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$680,859,156

The accompanying notes are an integral part of these financial statements.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE A — DESCRIPTION OF THE PLAN

On January 28, 2014, Harris Teeter Supermarkets, Inc. (the “Company” or “HTSI”) completed a merger transaction with The Kroger Co. (“Kroger”) and Hornet Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of Kroger. The merger resulted in the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Kroger. As of January 28, 2014, shares of Harris Teeter common stock (“HTSI Stock”) ceased to trade on the New York Stock Exchange.  The Company continues to sponsor the Harris Teeter Supermarkets, Inc. Retirement and Savings Plan (the “Plan”) as a wholly owned subsidiary of Kroger.

The following description of the Plan provides only general information.  On July 29, 2014 the Plan was amended and restated generally effective January 1, 2014.  During 2014, the plan administrator added common shares of Kroger (“Kroger Shares”), as a permissible Plan investment.  HTSI Stock and Kroger Shares are both referred to as “Common Stock” herein.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Company sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by the Company primarily for the benefit of employees of Harris Teeter, LLC (the “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes).  Employees become eligible to participate in the Plan after three months of employment.  Participants may generally contribute up to 30% of gross pay not to exceed established limits of $17,500 for 2014.  Highly compensated employees are subject to additional contribution limitations.  In addition to established limits, participants age 50 or older may contribute “catch-up” contributions of $5,500 for 2014.  The Plan also offers a qualified Roth contribution program and permits certain in-plan Roth conversions.

Contributions

The Plan includes Company matching contributions at a rate determined at the sole discretion of the Board of Directors of the Company or its delegate.  The Company matching contributions are applicable only to the first 4% of compensation contributed by participants.  The matching contributions are deposited with each payroll contribution.  Contributions are subject to certain limitations.

For each plan year (January 1 — December 31), the Company generally makes an Automatic Retirement Contribution (“ARC”) to an individual participant’s account if the participant has completed at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and is employed by the Company or its subsidiaries on the last day of the plan year.  Contributions are a percentage of the individual participant’s pay, determined on the basis of the combined years of age and years of service as of the last day of the plan year.

Participants may generally direct the investment of their contributions, the Company’s matching contributions, and their ARC from among various investment options offered by the Plan, including Kroger Shares, subject to certain limitations. In the event an effective investment direction is not made by the participant, and in the case of contributions made by or on behalf of a participant that, under the terms of the Plan, are to be invested in the Plan’s default investment, such contributions shall be invested in a default investment fund that meets the requirements of ERISA, Department of Labor Regulations and any other related regulations or similar guidance.  Currently, the Plan’s default investment fund is an age-appropriate retirement fund based upon retirement at age 65.  Participants may not direct more than 20% of their contributions into Kroger Shares.  If participants direct more than 20% of their contributions into Kroger Shares, the excess will be invested in the Plan’s default investment.  In addition, amounts may not be transferred from existing investment funds to Kroger Shares if the resulting amount of Kroger Shares exceeds 20% of the aggregate value of the participant’s account.  The Company intends the Kroger Shares account to be a permanent investment fund.

Participant Accounts

Each participant’s account is credited or charged with the participant’s contributions, allocations of the Company’s contributions, plan earnings, benefit payments and allocations of administrative expenses and plan losses. Allocations of administrative expenses may be determined on a per participant basis or prorated across all participants’ investments based proportionately on each participant’s account balance, depending upon the category and nature of the expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon a bona fide termination of service from the Company, participants may receive the vested value of their account.  In general (and except for certain distributions associated with the ARC which include an annuity purchase option), payment of any benefit is made in the form of a lump-sum payment, or the participant may elect partial or installment distributions, as outlined in the plan document.  In-service withdrawals are subject to certain restrictions, and they generally include rollover withdrawals, age 59-1/2 withdrawals, merged ESOP plan withdrawals, certain financial hardship withdrawals and qualified reservist distributions.  Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans, and withdrawal of Roth contributions plus earnings thereon, subject to certain restrictions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  For Company matching contributions and ARC, a participant is fully vested in the contributions plus actual earnings thereon after three years of service. A “Year of Service” requires a minimum of 1,000 hours of service during the vesting computation period with the Company or an affiliate.

Forfeited Accounts

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contributions account and ARCs as of the earlier of (a) distribution to the participant of the participant’s vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined by the Plan.  The forfeited funds are used to offset Employer contributions.  Forfeitures utilized to offset Employer contributions totaled $2,258,937 during 2014. The forfeiture balance was $110,558 and $250,504 at December 31, 2014 and 2013, respectively.

Notes Receivable From Participants

Participants may borrow from certain of their fund accounts, subject to certain restrictions and requirements, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance excluding ARC and merged ESOP accounts.  Only one loan per year may be taken, but up to two loans can be outstanding at a time.  A third loan, which is not subject to the minimum requirement, may be granted at any time for the sole purpose of applying the proceeds of such third loan to other outstanding loans to avoid or cure a loan default resulting from an administrative error. Except for certain loans relating to a participant’s principal residence, loans must be repaid within five years.  Loans bear a fixed interest rate of one percent over the prime rate in effect at the time of borrowing.  Interest on loans outstanding ranged from 4.25% to 9.25%, reflecting the change in interest rates during the life of the outstanding loans.  Principal and interest is paid through payroll deductions.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company, a wholly owned subsidiary of T. Rowe Price Associates, Inc. (the “Trustee”), plan investments are reported at fair value.  Fair value is the price that would be received from an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note D for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in fair value of investments is comprised of the net realized and unrealized gains and losses.

The Equity Index Trust Fund is a common collective trust fund operated by the Trustee.  Each investor’s beneficial interest in the net assets of the trust is represented by units, an unlimited number of which are authorized.  Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust.  Trust units are issued and redeemed only on a valuation date and at the net asset value per unit computed on that date. The Equity Index Trust Fund’s financial instruments are valued and its net asset value is computed at the close of the New York Stock Exchange each day it is open for business.  The investment objective of the trust is to seek long-term capital appreciation by investing primarily in common stocks.  Specifically, the trust seeks to replicate the total return of the U.S equity market as represented by the S&P 500 Stock Index.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include trustee, investment consulting, record-keeping, legal, and auditing expenses related to the Plan.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C — INVESTMENTS

Investments, at fair value, that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013 are as follows:

	2014	2013
Common Stock	$ *	$134,753,488
Mutual Funds:
T. Rowe Price Associates, Inc. Blue Chip Growth Fund	60,932,941	58,746,425
T. Rowe Price Associates, Inc. Retirement 2020 Fund	67,945,215	36,511,161
T. Rowe Price Associates, Inc. Retirement 2025 Fund	80,654,832	41,566,699
T. Rowe Price Associates, Inc. Retirement 2030 Fund	69,963,719	39,134,682
T. Rowe Price Associates, Inc. Retirement 2035 Fund	47,193,322	*
T. Rowe Price Associates, Inc. Retirement 2040 Fund	44,688,702	33,639,561
T. Rowe Price Associates, Inc. Retirement 2045 Fund	37,079,727	*
Common Collective Trust Funds:
T. Rowe Price Associates, Inc. Stable Value Fund	48,071,503	49,270,003
	456,529,961	393,622,019
Aggregate of other individual investments less than 5%	179,084,448	212,707,902
	$635,614,409	$606,329,921

* Balance represents less than 5% of total net assets for the respective year.

The net appreciation in fair value of investments for each category of investments for the year ended December 31, 2014 consists of the following:

Mutual funds	$12,357,152
Common collective trust funds	3,309,432
Common Stock	461,451
$16,128,035

NOTE D — FAIR VALUE MEASUREMENTS

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosure, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.  Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction in an asset sale or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 —	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 —

Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 —

Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

This investment is valued at the closing price reported on the active market on which the individual security is traded.  This investment is classified within Level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the funds.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013.

	As of December 31, 2014
	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Growth funds	$319,868,603	$—	$—	$319,868,603
Blended funds	210,087,924	—	—	210,087,924
Value funds	9,656,898	—	—	9,656,898
Bond funds	17,783,779	—	—	17,783,779
Total mutual funds	557,397,204	—	—	557,397,204

Common collective trust funds:
Stable Value Fund	—	48,071,503	—	48,071,503
Equity Index Fund	—	27,542,231	—	27,542,231
Total common collective trust funds	—	75,613,734	—	75,613,734

Common Stock	2,603,471	—	—	2,603,471
Total assets	$560,000,675	$75,613,734	$—	$635,614,409

	As of December 31, 2013
	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Growth funds	$323,785,073	$—	$—	$323,785,073
Blended funds	48,018,411	—	—	48,018,411
Value funds	8,303,743	—	—	8,303,743
Bond funds	17,513,911	—	—	17,513,911
Total mutual funds	397,621,138	—	—	397,621,138

Common collective trust funds:
Stable Value Fund	—	49,270,003	—	49,270,003
Equity Index Fund	—	24,685,292	—	24,685,292
Total common collective trust funds	—	73,955,295	—	73,955,295

Common Stock	134,753,488	—	—	134,753,488
Total assets	$532,374,626	$73,955,295	$—	$606,329,921

Fair Value Estimated Using Net Asset Value per Share

The following table at December 31, 2014 and 2013 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2014	Fair Value at December 31, 2013	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable Value Fund	$48,071,503	$49,270,003	$0	Daily	None	12- or 30- month advance written notice
Equity Index Trust	$27,542,231	$24,685,292	$0	Daily	None	90-day advance written notice

NOTE E — STABLE VALUE FUND

The Stable Value Fund is a collective trust fund sponsored by T. Rowe Price Associates, Inc.  Each investor’s beneficial interest in the net assets of the trust is represented by units, an unlimited number of which are authorized. Unit transactions are subject to terms, conditions, and limitations defined in the Declaration of Trust. Trust units are issued and redeemed only on a valuation date and at the net asset value per unit computed on that date.  Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by retirement plans invested in the trust.  The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. The trust will attempt to achieve these objectives by investing principally in guaranteed investment contracts (“GICs”) issued by insurance companies; investment contracts issued by banks (“BICs”); structured or synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); separate account contracts; and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events.

The Stable Value Fund investment has been identified as a fully benefit-responsive investment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the benefit-responsive investments, plus earnings, less participant withdrawals, and administrative expenses. The benefit-responsive investments impose certain restrictions on the Plan, and the investments themselves may be subject to circumstances that impact their ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the investments to transact at less than contract value is not probable.

General

All investment contracts held by the Stable Value Fund are effected directly between the trust and the issuer of the contract and are nontransferable. Permitted participant-initiated withdrawals refer to withdrawals from the trust by an employer-sponsored defined contribution plan directly as a result of participant transactions allowed by the Plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the Plan.

NOTE F — INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 7, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal

Revenue Code (“IRC”).  Although the Plan has been amended and restated since the effective date of the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, except as described below.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any tax periods in progress.  The Plan’s administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

During 2014, Company management became aware of a number of compliance matters.  Management is working with T. Rowe Price, the Plan’s Trustee, and legal counsel to correct these matters in accordance with procedures under the IRS Employee Plans Compliance Resolution System.  The Company is taking corrective action with respect to the following operational failures:

•                  Missed required minimum distributions for certain Plan beneficiaries

•                  Incorrect calculation of amounts eligible for hardship distributions for certain participants

•                  Failure to impose limitations on investments in Kroger Shares

•                  Incorrect calculation of years of service for certain terminated participants

These errors have been corrected prospectively, and retroactively in some cases.  As part of the recordkeeping agreement between T. Rowe Price and the Company (the “Agreement”), T. Rowe Price will indemnify the Company with respect to a claim of any kind which arises from a breach of any duties, obligation or responsibilities of T. Rowe Price, or its agents, under the Agreement, unless such liability, cost or other expense (whether direct or indirect) arises from the Company’s own negligence or a breach of any of the Company’s duties, responsibilities or obligations.  Management believes the operational failures described above represent a breach of T. Rowe Price’s responsibilities and obligations and are subject to such indemnification described above, and management does not believe that the Plan will be subject to disqualification as a result of these matters.

NOTE G — PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary.  If the Plan were to be terminated, plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE H — PARTY-IN-INTEREST TRANSACTIONS

Certain plan assets invested in mutual funds with a fair value of $516,729,299 and $356,819,033 at December 31, 2014 and 2013, respectively, and common collective trust funds with a fair value of $75,613,734 and $73,955,295 at December 31, 2014 and 2013, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a company related to the Trustee through common ownership).  Such transactions qualify as party-in-interest transactions as defined by ERISA.  Fees paid by the Plan to the Trustee for administrative services were $3,750 for the year ended December 31, 2014.  There are additional fees paid by the Plan to parties-in-interest for investment management and other services, which are included in the net appreciation/depreciation and/or administrative expenses reported in the Statement of Changes in Net Assets Available for Benefits.

At December 31, 2014, the Plan held 40,197 shares of Kroger Shares with a fair value of $2,603,471.  At December 31, 2013, the Plan held 2,730,567 shares of HTSI Stock with a fair value of $134,753,488.

NOTE I — RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits.

NOTE J — SUBSEQUENT EVENTS

The Company has evaluated subsequent events since the date of these financial statements. The Company has determined there are no other material subsequent events which require adjustment to or additional disclosure in the Plan’s financial statements.

NOTE K — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$680,859,156	$648,656,686
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	696,881	688,545
Net assets available for benefits per the Form 5500	$681,556,037	$649,345,231

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net increase in net assets available for benefits per the Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits per the financial statements	$32,202,470
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(688,545)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	696,881
Net increase in net assets available for benefits per the Form 5500	$32,210,806

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER:  56-0905940
PLAN NUMBER:  003
December 31, 2014

(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value

MUTUAL FUNDS
	American Funds	Cap World Growth & Income Fund	211,658		$9,755,319
	Harding Loevnr	International Equity Instl Fund	388,153		6,815,970
	Prudential	Global Real Estate Fund	86,104		2,106,965
	PIMCO	Total Return Instl Fund	1,454,767		15,507,821
	Harbor	Small Cap Growth Opp Instl Fund	597,955		6,481,830
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	203,392		2,275,958
*	T. Rowe Price Associates, Inc.	Retirement 2005 Fund	170,590		2,217,672
*	T. Rowe Price Associates, Inc.	Retirement 2010 Fund	548,769		9,729,672
*	T. Rowe Price Associates, Inc.	Retirement 2015 Fund	1,839,000		26,610,327
*	T. Rowe Price Associates, Inc.	Retirement 2020 Fund	3,280,793		67,945,215
*	T. Rowe Price Associates, Inc.	Retirement 2025 Fund	5,133,980		80,654,832
*	T. Rowe Price Associates, Inc.	Retirement 2030 Fund	3,039,258		69,963,719
*	T. Rowe Price Associates, Inc.	Retirement 2035 Fund	2,832,732		47,193,322
*	T. Rowe Price Associates, Inc.	Retirement 2040 Fund	1,868,257		44,688,702
*	T. Rowe Price Associates, Inc.	Retirement 2045 Fund	2,317,483		37,079,727
*	T. Rowe Price Associates, Inc.	Retirement 2050 Fund	1,070,922		14,361,062
*	T. Rowe Price Associates, Inc.	Retirement 2055 Fund	1,093,595		14,555,745
*	T. Rowe Price Associates, Inc.	Retirement Income Fund	287,108		4,260,677
*	T. Rowe Price Associates, Inc.	Personal Strategy Balanced Fund	797,293		17,795,585
*	T. Rowe Price Associates, Inc.	Value Fund	278,698		9,656,898
*	T. Rowe Price Associates, Inc.	Small Cap Value Fund	145,464		6,807,245
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Fund	905,797		60,932,941
		Total Mutual Funds			$557,397,204

COMMON COLLECTIVE TRUST FUNDS, AT FAIR VALUE
*	T. Rowe Price Associates, Inc.	Stable Value Fund	47,374,623		$48,071,503
*	T. Rowe Price Associates, Inc.	Equity Index Trust	389,620		27,542,231
		Total Common Collective Trust Funds			$75,613,734

COMMON STOCK
*	The Kroger Co.	Common Stock	40,197		$2,603,471

PARTICIPANT LOANS***
*	Participant Loans***	Interest rates ranging from 4.25% to 9.25%, maturing through January 2030.			$30,641,718
					$666,256,127

*            Party-in-Interest to the Plan

**          Cost omitted for participant directed investments.

***       The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS TEETER SUPERMARKETS, INC. RETIREMENT AND SAVINGS PLAN

	By:	Harris Teeter Supermarkets, Inc., as Plan Sponsor

Date: June 16, 2015	By:	/s/ Scott K. Nations
Vice President

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm